Exhibit 1.1

FRANCE TELECOM’S BYLAWS

As amended at the General Meeting of April 9, 2004

Article 1

Legal Form

The company France Telecom is a “société anonyme” (French corporation) subject to the legislation governing corporations, subject to specific laws governing it, in particular, French law no. 90-568 of July 2, 1990, as amended, and to these bylaws.

Article 2

Objects

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be

-	to provide all electronic communication services in internal and international relations;

-	to satisfy missions related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

-	to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

-	to provide all other services, facilities, terminal equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

-	to set up, purchase, rent and manage all real property and business assets, to lease, fit out and operate all structures, business assets, factories and workshops having a connection with one of the above mentioned purposes;

-	to manage, purchase, operate or sell all processes or patents having a connection with one of the above mentioned purposes;

-	the direct or indirect participation in all operations which may be linked to one of the abovementioned purposes, through the setting up of new companies, the contribution, subscription or purchase of securities or corporate rights, participatory interest, mergers, associations or any other means;

-	and more generally, all industrial, commercial, financial, moveable or real property operations connected, directly or indirectly, wholly or partly, to any of the abovementioned purposes, to all similar or related purposes and even to all purposes likely to favor or increase the company’s business.

Article 3

Business Name

The business name is “France Telecom”.

Article 4

Registered Office

The registered office is at 6, place d’Alleray, Paris 75015, France.

The Board of Directors is empowered to transfer the company’s registered office, within the applicable statutory terms and conditions.

Article 5

Term

The term of the company is ninety-nine years from December 31, 1996, unless otherwise wound up early or deferred.

Article 6

Share Capital

The registered capital is set at 9,609,267,312 Euros, divided into 2,402,316,828 shares, each with a nominal value of four (4) euros. The shares are fully subscribed and paid up.

Article 7

Changes to the Capital

The share capital may be increased, reduced or amortized in accordance with applicable legal provisions.

Article 8

The Payment for Cash Shares

In the event of a share capital increase, cash shares, when applied for, shall be paid up in the minimum proportion provided for under the law. Partly paid up shares shall be registered shares until fully paid up. Payment of the remainder shall be made in one or several installments, pursuant to a decision by the Board of Directors, within a maximum time-limit of five years as of the date of the final capital increase.

Applicants will be informed of calls for funds by certified mail with acknowledgement of receipt within fifteen days at least of the date set for each payment. Payments shall be made either at the registered office, or any other place designated for this purpose.

Should the shareholder fail to pay by the date set by the Board of Directors, any amounts due shall bear interest, ipso jure, at the legal rate of interest, as of the due date for payment, without prejudice to other statutory proceedings and penalties. In particular, the company may force the sale of the securities that have not been paid up.

Article 9

Legal Forms of the Shares

Shares are in either nominative or bearer form, as decided by the shareholder and subject to statutory provisions.

The Company may at any time, including by request from the body responsible for the sale and purchase of its securities, use all statutory and regulatory provisions permitting identification of the holders of shares which confer immediately or subsequently the right to vote in shareholders’ meetings, the quantity of securities held by each of them and, if applicable, any restrictions applying to the securities. Such identification pertains mainly to the holders of shares outside of the Republic of France.

In addition to the statutory obligation to inform the Company of holdings of certain fractions of the capital or voting rights, any physical person or legal entity, acting alone or with others, holding directly or indirectly, within the meaning of Articles L. 233-7 et seq. of the Commercial Code (Code de Commerce), a number of shares, voting rights or securities representing shares corresponding to 0.5% of the capital or the voting rights of the company shall be bound, within five trading days of the date of registration of the securities allowing them to reach or to cross this threshold, to declare to the company the total number of shares, voting rights and securities giving access to the capital that they own by certified mail with return receipt.

This declaration shall be renewed in accordance with the aforementioned conditions each time a new 0.5% threshold is reached or crossed, whether upwards or downwards and irrespective of the reason, including beyond the 5% threshold.

In the event of non-compliance with the abovementioned provisions, the shareholder(s) in question shall be, in accordance with statutory provisions and limits, deprived of the voting rights attached to the shares exceeding the thresholds subject to such a declaration, insofar as one or more shareholders holding at least 0.5% of the capital or voting rights request this measure during the general meeting.

Article 10

Transfer and Passing on of Shares

The shares shall be freely negotiable, subject to statutory and regulatory provisions. They shall be registered on an account and may be transferred from account to account.

Article 11

Rights and Obligations of the Shares

Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the general meetings in accordance with statutory rules and the provisions of these bylaws. Ownership of one share implies, ipso jure, adherence to the bylaws and the decisions of the general meeting.

The shareholders shall be liable for losses within the limits of their contributions to the company’s capital.

The heirs, creditors, legal beneficiaries and other representatives of a shareholder may not place liens on the property or securities of the company, nor request the division or public sale, nor interfere in the administration of the company. For the proper exercise of their rights, they shall refer to the corporate records and to the decisions of the general meeting.

At times when ownership of several shares is necessary in order to exercise any right as in an exchange, grouping or allocation of shares, or as a consequence of a capital increase or decrease, merger or other corporate operation, the owners of isolated shares, or shares lower than the required amount, may only exercise the particular right on condition that the shareholder personally takes the required steps to group or, if applicable, purchase or sell the number of requisite shares.

Article 12

The Shares are Indivisible –Usufruct

1.	The shares shall be indivisible with regard to the company.

Joint owners of indivisible shares shall be represented at general meetings by either owned or by a single proxy. In the event of disagreement, the proxy shall be appointed by the courts at the request of joint-owner so petitioning.

2.	The voting rights attached to the share shall belong to the usufructuary at ordinary general meetings, and to the bare-owner at extraordinary general meetings.

Article 13

The Board of Directors

1.	While the French State’s direct or indirect shareholding is greater than fifty percent of the share capital, the Company shall be governed by a board of directors with twenty-one members, made up as follows:
-	fourteen members comprising both directors representing the French State, appointed by decree, and directors representing the other shareholders, appointed by the general meeting of shareholders;

-	seven representatives of the employees, elected according to the conditions set forth under Article 5 of the Decree of December 27, 1996.

2.	From the time the majority of the share capital is transferred to the private sector, the Company shall be governed by a board of directors consisting of a minimum of twelve members and a maximum of twenty-two, including:

-	three directors representing the Company’s employees and those of its directly or indirectly controlled subsidiaries (within the meaning of Article L. 225-27 of the Code de commerce) whose registered offices are on French territory, with one representative for engineers, managers and related workers;

-	one director representing employee shareholders (or contributors to a mutual fund holding Company shares), appointed by the general meeting of shareholders.

3.	From the time the majority of the share capital is transferred to the private sector, the voting arrangements for each position of director representing employees shall be as established by applicable legal and regulatory provisions.

Specifically, elections shall be by:

-	majority vote in two rounds for the electoral college of engineers, managers, and related workers;

-	proportional representation and without crossovers for the electoral college of other employees.

All employees satisfying the conditions prescribed by law are both electors and eligible. Each candidacy for election as Board member representing the electoral college of engineers, managers and related workers shall include the name of a replacement in the event of a vacancy for any reason, in addition to that of the candidate. Each list of candidates for election as representatives in the electoral college for other employees shall include at least four names.

The term of office for directors representing employees shall be five years.

The first directors representing employees shall assume office at the first Board meeting held after the complete results of the first elections have been announced.

Subsequent directors representing employees shall assume office upon expiry of the term of office of the predecessors.

The term of a director representing employees who himself ceases to be an employee shall be terminated.

Elections shall be held every five years such that a second vote may take place no less than fifteen days before the outgoing directors relinquish their office.

During each election, the Board of Directors shall establish the list of subsidiaries and arrange elections on a date allowing the time limits set out below to be observed.

The time limits to be observed for each election are as follows:

-	the date of the election is made public at least eight weeks before the vote;

-	the list of electors is made public at least six weeks before the vote;

-	candidacies shall be registered at least five weeks before the vote, it being specified that candidates must be members of the electoral college that they wish to represent;

-	the list of candidates shall be made public at least four weeks before the vote;

-	the documents needed for mail-in votes shall be sent at least three weeks before the vote.

If there are no candidacies in one of the electoral colleges, the corresponding seat(s) shall remain vacant until the next election of directors representing employees.

The vote shall take place in the course of a single day, at the place of work and during normal working hours. However, the following persons are entitled to a mail-in vote:

-	staff members who are expected to be absent on the day of the vote;

-	staff members who are remote from the polling station to which they are assigned, by virtue of the nature or conditions of their employment;

-	staff members working on sites where there is no polling station.

The conditions for the organization and conduct of the election of directors representing employees, where these are not specified by the applicable legal or regulatory provisions, or by these bylaws, shall be established by the Board of Directors, or by the Chairman of the Board acting upon delegation, for companies within the perimeter set forth in the first bullet point of paragraph 2 above.

4.	From the time the majority of the share capital is transferred to the private sector, the director representing the employee shareholders shall be appointed, pursuant to applicable legal and regulatory provisions, by a general meeting of the shareholders upon a motion proposed by the shareholders pursuant to Article L. 225-102 of the Code de commerce, it being specified that all employees shall be taken into consideration, civil servants included.

Candidates for the office of director representing the employee shareholders shall be appointed subject to the following conditions:

a)	Where the voting rights of the shares held by employees (or by the mutual funds of which they are members) are exercised by members of the supervisory board of said unit trusts, the candidates shall be appointed by this board.

b)	Where the voting rights of the shares held by employees (or by the mutual funds of which they are members) are exercised directly by these employees, the candidates shall be appointed during the consultation provided for by Article L. 225-106 of the Codede commerce, either by the employee shareholders meeting specially for this purpose, or in connection with a written consultation.

Employees of the Company, or of companies and groups linked to it within the meaning of Article L. 225-180 of the Code de commerce, who satisfy the conditions set forth by law, are eligible. A list shall be prepared of all the candidates duly nominated under a) and b) of the preceding paragraph. It shall include the names of at least two candidates with, for each of the candidates, the name of a replacement should a vacancy arise for any reason.

The general meeting votes on all eligible candidacies; the candidate receiving the most votes shall be the director representing the shareholding employees.

The term of office of the director representing the employee shareholders shall be five years. This director’s term shall end at the end of the general meeting convened to approve the accounts of the previous year, held in the course of the year when his term of office expires. However, the mandate shall automatically cease and the director representing the employee shareholders shall be deemed to have resigned his office if he ceases to be an employee of the Company, or of the companies or groups linked to it within the meaning of Article L. 225-180 of the Code de commerce.

Where the office of the director representing employee shareholders becomes vacant for any reason, the director’s replacement shall immediately enter into office for the remainder of the term of office of his predecessor.

The conditions for the organization and conduct of the election of the director representing the employee shareholders, where not specified by applicable legal and regulatory provisions, or by these bylaws, particularly with regard to the time limits for the nomination of candidates, shall be established by the Board of Directors or by the Chairman of the Board acting upon delegation.

5.	From the time the majority of the share capital is transferred to the private sector, during the period prior to the start of the terms of office of the first directors representing employees, as in the case of a vacancy for whatever reason of one or more of the seats of a director representing the employees and for which replacement pursuant to Article L. 225-34 of the Code de commerce has not been possible, the Board of Directors, duly composed of the remaining members, may validly meet and deliberate before the election of the new director(s) representing employees, who shall be considered as in office for the purposes of calculating the minimum number of directors pursuant to paragraph 2 above. This procedure is also applicable during the period prior to the start of the term of office of the first director representing the employee shareholders and where the seat of the director representing the employee shareholders becomes vacant, for whatever reason.

6.	The Board may appoint a secretary, who need not necessarily be a Board member.

7.	A director’s term of office shall be five years.

From the time the majority of the share capital is transferred to the private sector, the offices of the directors, apart from those directors representing employees and, where applicable, the directors representing the French State, shall cease upon completion of the general meeting convened to approve the accounts of the previous year, held in the course of the year when their terms of office expire. Exceptionally, the terms of office of directors appointed by the shareholders’ general meeting in office at the time of the transfer of the majority of share capital to the private sector is completed, shall cease on the expiry date set at the time of their appointment.

8.	The general meeting shall set the directors’ attendance fees.

The Board of Directors, after express deliberation, shall be free to distribute this remuneration among the directors, subject to applicable legal and regulatory provisions.

Costs incurred by directors during their terms of office shall be reimbursed by the Company against documentary evidence.

9.	Each director appointed by the general meeting (apart from the director representing the employee shareholders) and, from the time the majority of the share capital is transferred to the private sector, each director representing employees, shall own at least one share in the Company.

10.	The Board of Directors may call upon members of the Company, or individuals outside the Company, to assist at Board meetings without granting them a vote.

11.	Individuals called upon to assist at Board meetings shall be bound by the same rules of discretion as the directors themselves.

12.	The Board of Directors may appoint, on a motion proposed by its Chairman, one or more auditors chosen from among the shareholders, whether individuals or legal entities, or from outside their number.

Their terms of office shall be set by the Board of Directors, but shall not exceed five years.

Auditors can always be re-elected. The Board of Directors may terminate their appointment at any time.

In the event of an auditor’s death, dismissal or surrender of office for any other reason, the Board of Directors may appoint a replacement for the remainder of said auditor’s term of office.

Auditors are called on to assist as observers at Board meetings and may be consulted by it or by its Chairman.

An auditor’s office is unpaid. Nevertheless, the Board of Directors may authorize reimbursement of expenses which auditors incur on behalf of the Company.

Article 14

The Chairman of the Board of Directors – Appointment

1.	While the majority of the Company’s share capital is directly or indirectly held by the French State, the Chairman of the Board of Directors shall be appointed by decree of the Council of Ministers, from among the directors, as proposed by the Board of Directors. His term of office as Chairman shall not exceed that of his term of office as a director, and his duties may be renewed in the same way as that of his nomination.

2.	From the time the majority of the share capital is transferred to the private sector, the Board of Directors shall elect its Chairman from individuals who are members of the board. The Chairman shall be elected for his entire term as director and may be re-elected.

Article 15

Board Meetings

1.	The Board of Directors shall convene as often as the company’s interests so require, pursuant to notice from the Chairman.

The meeting will take place at the registered office or at any other place indicated in the notice to convene. In principle, the notice to convene must be given at least five days in advance by letter, telegram, telex or fax. It must contain the agenda. In the event of an emergency meeting, the notice may be given immediately and by any means, including verbally.

Meetings of the Board of Directors shall be chaired by the Chairman of the Board of Directors or, if unable to do so, by the most senior director present.

2.	The Board may not validly deliberate unless a quorum of at least half of its members are present or, as the case may be, are deemed to be present under the terms of (4) hereafter.

Decisions will be taken by a majority of members present, deemed to be present, or represented. In the event of a tie, the Chairman of the meeting shall cast the deciding vote.

3.	An attendance sheet shall be kept which must be signed by the directors at the Board meeting and will record, as the case may be, participation of any directors by videoconference. Board decisions shall be recorded in minutes drawn up in conformity with the applicable legal provisions and signed by the Chairman of the meeting and by one director or, if the Chairman of the meeting is unable to attend, by two directors. Copies or extracts of the minutes are valid when certified by a) the Chairman of the Board of Directors, b) from the time the majority of the share capital is transferred to the private sector, by the Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer, c) a Delegated Managing Director, d) a director temporarily delegated to the duties of Chairman or e) a holder of a power of attorney duly authorized for this purpose.

4.	The Board of Directors, in accordance with statutory and regulatory requirements, may draw up rules fixing the terms and conditions under which directors who take part in a meeting of the Board by means of videoconferencing are deemed present, for calculating the quorum and the majority, the form and terms of application of which shall be set forth by decree.

Article 16

Powers of the Board of Directors

The Board of Directors shall determine the strategy of the company’s activities and shall ensure its implementation. Subject to the powers expressly granted to the shareholders’ meetings and to the Chairman of the Board of Directors and within the scope of the corporate objects, the Board shall take up all questions related to the management of the company and by its deliberations shall settle all related affairs.

The Board of Directors shall undertake such checks and verifications that it judges appropriate.

The Board of Directors may decide to set up special, consulting commissions to control, in particular, contracts, the procedures employed to enter into contracts, and to audit France Telecom’s accounts.

The Board of Directors will determine the bylaws and powers of these commissions. The commissions will report to their tasks to the Board of Directors.

The Board of Directors may delegate these powers to any person it deems fit, even not belonging to the company, either in France or abroad, within the limits of the law and the present bylaws.

Article 17

Powers of the Chairman of the Board of Directors

The Chairman of the Board of Directors shall organize and direct the board’s work, which he shall report on to the general meeting. He shall supervise the correct functioning of the company’s management and shall ensure specifically that the directors are capable of fulfilling their duties.

In accordance with Article 29-1 of French law no. 90-568 of July 2, 1990, as amended, and, from the time the majority of the share capital is transferred to the private sector, with Article 29-2 of this French law, the Chairman of the Board of Directors shall have the power to nominate and manage the company’s civil servants.

Article 18

General management

1.	While the majority of the company’s share capital is held directly or indirectly by the French State, the Chairman of the Board of Directors, to whom the most wide-ranging powers to act in all circumstances in the name of the Company are granted, shall be directly responsible for the general management of the Company. He shall exercise these powers within the scope of the corporate purpose, subject to those powers that the law expressly assigns to shareholders’ meetings and to the Board of Directors. He shall implement the Company’s policy in accordance with the guidelines set forth by the Board of Directors. He shall represent the Company in its dealings with third parties.

2.	From the time the majority of the share capital is transferred to the private sector, either the Chairman of the Board of Directors, who shall then assume the title of Chairman and Chief Executive Officer, or, where applicable, another individual appointed by the Board of Directors as Chief Executive Officer shall be directly responsible for the general management of the company.

The Board of Directors shall decide which of these two forms of general management is chosen, and shall duly inform the shareholders and third parties according to the applicable regulatory conditions.

The decision of the Board of Directors relating to the choice of form of general management shall be made in accordance with the quorum and majority rules set forth in point 2 of article 15.

The form selected – and any subsequent option – is only valid until the Board of Directors decides otherwise, acting under the same majority conditions; in any event, the Board of Directors must make a decision relating to the form of general management at the time it nominates or re-appoints its Chairman or at the time it nominates or re-appoints the Chief Executive Officer, if this position is separate from that of Chairman.

Where the Board of Directors elects to separate the positions of Chairman and Chief Executive Officer from that of Chief Executive Officer, it shall nominate the Chief Executive Officer from among its directors or from outside their number, set his term of office, determine his remuneration and, where necessary, any limitations to his powers.

The Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer, shall be granted the most wide-ranging powers to act in any matter in the name of the company. He shall exercise these powers within the limits of the corporate purpose and subject to those powers that the law assigns expressly to shareholders’ meetings, to the Board of Directors and, where the positions of Chairman of the Board of Directors and Chief Executive Officer are separate, to the Chairman of the board.

The Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer, shall represent the Company in its dealings with third parties. The Company shall be bound also by actions of the Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer, which do not come within the corporate purpose, unless it proves that the third party knew that the action was outside of the scope of this purpose, or that the third party could not have not known this in view of the circumstances, it being specified that the mere publication of the bylaws does not constitute such proof.

Article 19

Delegated General Managers

On a motion (a), while the majority of the Company’s share capital is held directly or indirectly by the French State, proposed by the Chairman of the Board of Directors or (b), from the time the majority of the share capital is transferred to the private sector, proposed by the President and Chief Executive Officer or, where applicable, by the Chief Executive Officer, the Board of Directors may appoint one or more individuals as Delegated Managing Director(s), responsible for assisting a) while the majority of the Company’s share capital is held directly or indirectly by the French State, the Chairman of the Board of Directors or b), from the time the majority of the share capital is transferred to the private sector, the Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer.

The maximum number of Delegated Managing Directors is set at five.

In agreement with (a), while the majority of the Company’s share capital is held directly or indirectly by the French State, the Chairman of the Board of Directors or (b), from the time the majority of the share capital is transferred to the private sector, the Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer, the Board of Directors shall determine the extent and duration of the powers granted to the Delegated Managing Director(s).

With regard to third parties, the Delegated Managing Director(s) shall have the same powers as (a), while the majority of the Company’s share capital is held directly or indirectly by the French State, the Chairman of the Board of Directors or (b), from the time the majority of the share capital is transferred to the private sector, the Chairman and Chief Executive Officer or, where applicable, the Chief Executive Officer.

The Board of Directors shall determine the remuneration of the Delegated Managing Directors.

Where (a), as long as the majority of the Company’s share capital is held directly or indirectly by the French State, the Chairman of the Board of Directors or (b), from the time the majority of the share capital is transferred to the private sector, the Chairman and Chief Executive officer or, where applicable, the Chief Executive Officer, ceases to exercise, or is prevented from exercising, his duties, the Delegated Managing Directors shall remain, except where otherwise decided by the board, in office and retain their duties until appointment (a), while the majority of the Company’s share capital is held directly or indirectly by the French State, of the new Chairman of the Board of Directors or (b), from the time the majority of the share capital is transferred to the private sector, of the new Chairman and Chief Executive Officer or, where applicable, of the new Chief Executive Officer.

Article 20

Statutory Auditors

The company’s accounts shall be audited by two auditors appointed in conformity with the law and exercising their duties in accordance therewith.

Two deputy auditors shall be appointed to replace the official auditors in the event of refusal, prevention, resignation or death.

Article 21

General Meetings

1.	The General Meetings consist of all shareholders who have paid their shares to date and have registered their names in an account before the date of meeting, in accordance with the following terms and conditions:

-	in order to have the right to attend General Meetings, vote by proxy or representation by proxy, the owners of bearer shares or registered shares on an account not held by the company, shall deposit a certificate drawn up by the intermediary holding their accounts indicating that the shares are unavailable, until the date of the General Meeting, at the place stated in the notification not later than by 3:00 P.M. (Paris time) the day before the Meeting;

-	in order to have the right to attend General Meetings, vote by proxy or representation by proxy, owners of registered shares on a company-held account must register their shares in their company-held account not later than by 3:00 P.M. (Paris time) the day before the Meeting.

The Board of Directors may shorten or cancel the time limit for the receipt of the certificate indicating that the shares are unavailable, as described above.

Access to the General Meeting is open to Board members and their delegees or registered intermediaries upon providing proof of their status and identity. The Board of Directors may distribute personal admission cards to the shareholders, bearing their names, and require production.

For the calculation of the quorum and majority of any Shareholders’ General Meeting, any shareholder taking part by videoconference or by other means of telecommunication that allows them to be identified shall be deemed to be present.

The Board of Directors, in accordance with statutory and regulatory requirements, shall organize participation and voting by these shareholders at the meeting. It shall in particular ensure the effectiveness of the means allowing for their identification.

Any shareholder may, in accordance with statutory and regulatory requirements, vote by proxy, or give a proxy to their spouse or to another shareholder, for the purpose of being represented at a General Meeting.

Shareholders may, in accordance with statutory and regulatory requirements, send their proxy or mail voting form, along with the document proving their status as shareholder, either hard copy or by electronic means up until 3:00 P.M. (Paris time) on the day before the General Meeting. Means of transmission shall be set forth by the Board of Directors in the notice for the Meeting and the notice to attend.

The Board of Directors may shorten or cancel the time limit for the receipt of proxies or mail voting forms.

Shareholders not residing in metropolitan France may be represented by a registered intermediary as provided for by law.

2.	The Board of Directors shall convene the general meetings, otherwise these duties will fall upon the auditors, or any person empowered for this purpose. General meetings shall convene at the registered office or in any other place indicated in the notice to convene.

Notice to convene shall be given at least fifteen days before the date of the meeting. If the meeting cannot be held for lack of the requisite quorum, the second meeting, and, if applicable, the second postponed meeting, shall be convened under the same conditions of form as the first but with at least six days advance notice.

3.	The agenda for the Meeting shall be shown on the notice to convene. The person convening the Meeting shall draw up the agenda.

The Meeting shall be limited to questions on the agenda.

One or several shareholders, acting in accordance with statutory provisions and time-limits, representing at least the portion of capital required by law, shall have the possibility of requesting the addition of draft resolutions to the agenda.

An attendance sheet shall be kept at each Meeting, indicating the statutory requirements.

The Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director delegated for this purpose by the Board, failing which, the Meeting shall itself elect a Chairman.

Vote counting shall be completed by the two members present at the Meeting, who volunteer and have the greatest number of votes, either personally or as proxies.

The committee shall appoint the secretary, who may be chosen from nonshareholders.

Committee members shall inspect, certify and sign the attendance sheet, to ensure the proper running of the discussions, to settle problems arising during the meetings, to check the votes cast, to oversee proper vote casting and to ensure that minutes are drawn up.

The minutes shall be drawn up, copies or abstracts of deliberations issued, and certified in conformity with the law.

4.	Ordinary General Meetings are held to make all decisions which do not amend the bylaws. An ordinary General Meeting shall be convened at least once a year, within six months of the close of each business year, in order to approve the annual and consolidated accounts for the period, or, if extended, within a time-limit set by the courts.

Upon the first convocation, deliberations shall only be valid if the shareholders present or represented or having voted by correspondence, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Decisions are made by majority votes of the shareholders present, represented or having voted by proxy.

5.	Only extraordinary general meetings shall have the power to amend the bylaws and any of their provisions. However, extraordinary meetings may not increase shareholders’ commitments, except in properly executed operations involving share grouping.

Subject to legal provisions applying to capital increases from reserves, profits or premiums deliberations of extraordinary meetings shall only be valid if the shareholders present, represented or having voted by proxy own at least one-third of the shares, when convened for the first time, and one quarter when convened for the second. Failing quorum, the second meeting may be postponed to a date no later than two months after the original date.

Subject to the same reservation, the second meeting shall make decisions at a two-thirds majority of the shareholders present, represented or having voted by proxy.

Article 22

Shareholders’ Right to Obtain Information

All shareholders shall have the right to obtain all necessary documents to make an informed decision in full knowledge of the facts and form an enlightened opinion on the management and operation of the company.

The nature of these documents and their distribution and availability shall be determined by law.

Article 23

The Business Year

The business year shall last twelve months. It shall begin on January 1st and end on December 31st of each year.

Article 24

Annual and Consolidated Accounts

The Board of Directors shall keep proper accounts of corporate activities and draw up annual and consolidated accounts, in conformity with applicable laws, regulations and standards.

Article 25

Allocation of Results from the Annual Accounts

The income statement, which recapitulates income and charges for the business year, shows the profit or loss for the year, by subtracting charges from income, after deduction of depreciation and provisions.

At least 5% shall be deducted from the profits of the business year less, if applicable, previous loss, in order to constitute the legal reserve. This deduction ceases to be mandatory when the reserve reaches one-tenth of share capital. Obligatory deduction shall come into effect once again when, for any reason whatsoever, the legal reserve falls below one-tenth.

Distributable profits consist of profits from the business year, less previous losses, plus profits carried forward and amounts allocated to reserves as stipulated by the law or the bylaws. The General Meeting may reduce this profit by any amount for allocation to all optional reserve funds or to carrying it.

Furthermore, the General Meeting may distribute amounts withdrawn from its controlled reserves, indicating the reserve items from which the withdrawals are made. However, dividends are firstly made from the distributable profit of the business year.

Apart from capital reductions, dividend distribution may not be made to the shareholders where equity capital is, or would become, pursuant to such distribution, lower than the amount of capital plus reserves that may not be distributed, in accordance with the law or the bylaws. The revaluation differential may not be distributed. It may be incorporated into all or part of the capital.

Article 26

Payment of Dividends

The terms and conditions for the payment of the dividends voted by the General Meeting shall be determined at the General Meeting, or in lieu, by the Board of Directors. However, payment of cash dividends shall be made within a maximum period of nine months after the business year closes, unless extended by court decision.

The ordinary General Meeting may grant each shareholder, for all or part of the dividend to be distributed, the choice between payment in cash or in shares, in conformity with legal provisions.

Interim dividends may be distributed before the accounts for the business year are approved where the balance sheet, drawn up during or at the end of a business year and certified by an auditor, shows that the company has made a profit since the close of the last business year, once requisite depreciation and provisions have been constituted and less any previous loss and amounts, if applicable, to be allocated to reserves, under the law or the bylaws, and taking account of profit carried forward. The amount of these accounts may not exceed the amount of the profit thus defined.

Dividends not claimed within five years of the payable date shall be prescribed.

Article 27

Liquidation

Subject to the applicable legal provisions, the Company shall be in liquidation from the time of its winding-up, however brought about. The general meeting of shareholders shall then decide on the method of liquidation and appoint the liquidator(s). The legal entity of the Company shall continue for the purposes of liquidation, until its definitive closure.

The Company shall, insofar as all other liquidation conditions and arrangements are concerned, abide by the applicable legal provisions, subject to the rights of its shareholders as set forth in these bylaws; specifically, after its liabilities have been discharged, any balance that may be available for distribution shall be divided equally between all of the shares.

Article 28

Disputes

All disputes which may arise during the Company’s existence or its liquidation, either between the shareholders and the Company or among the shareholders themselves, concerning the business of the Company or the interpretation or implementation of these bylaws will be submitted to the jurisdiction of the relevant courts located in the jurisdiction where the company’s head office is situation.